

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2022

Asher Dahan
Chief Executive Officer
Wearable Devices Ltd.
2 Ha-Ta'asiya St.
Yokne'am Illit, 2069803 Israel

> **Re: Wearable Devices Ltd.**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed April 6, 2022**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed April 12, 2022**
> **File No. 333-262838**

Dear Mr. Dahan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 24, 2022 letter.

Amendment No. 2 to Registration Statement on Form F-1

Cover page

1.  Specify the principal amount of securities to be offered (i.e., volume) in the registration statement and include all information except that which can be excluded pursuant to Securities Act Rule 430A. In that regard, we also note your footnote on page 6 that says the "actual number of Units and Underwriter's Warrants that we will offer and that will be outstanding after this offering will be determined based on the actual public offering price." Remove any disclosure stating that the principal amount of securities to be publicly offered is omitted from your registration statement. For guidance, refer to

Securities Act Rules Compliance and Disclosure Interpretation 227.02.

2. Revise your cover page to clearly state that the actual price of each Unit will fall within the specified price range. Further, clarify on your cover page when your use of the term "Units" includes the "Pre-funded Units." In that regard, we note that your "Use of Proceeds" disclosure solely refers to the Units.

3. We note that you discuss situations in which a purchaser may choose to purchase pre-funded units. Please revise to explain the effects of an investor exceeding the disclosed beneficial ownership amounts, whether an investor must purchase pre-funded units if the purchase would cause the investor to exceed the disclosed beneficial ownership amounts and whether an investor may purchase both units and pre-funded units.

4. We note your statement that "The underwriter is obligated to take and pay for all the Units offered by this prospectus if any such Units are taken." However, this statement does not appear consistent with your underwriting agreement, whereby the underwriter has certain obligations to purchase the securities, subject to the performance by the Company of its covenants and other obligations and conditions, and can only decline to purchase the securities for reasons permitted under the underwriting agreement once it is executed. Please revise or advise.

5. We note that you have "granted the underwriter an option to purchase from us, at the public offering price, less the underwriting discounts and commissions, up to additional Ordinary Shares and/or Pre-Funded Warrants, and/or up to an additional Warrants, within 45 days from the date of this prospectus to cover over-allotments, if any." Please explain the reasons for structuring the over-allotment option in the way you disclose, particularly since it appears the amount of proceeds you may receive could vary greatly depending the security used to cover over-allotments. Also clarify whether the underwriters will receive any commissions or discounts with respect to over-allotment warrants, in light of the expected price of $0.001. Please disclose the range of proceeds that you will receive if the over-allotment option is exercised entirely for shares, on the one hand, or for warrants, on the other hand.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 44

6. We note your description of general and administrative expenses includes an increase of approximately "299 thousand in professional services, as part of our preparation towards an initial public offering." You separately disclose 97 thousand dollars in "Prospective initial public offering expenses" that "consist of professional service fees relating to the prospective initial public offering" as an additional line item in the same presentation. Please clarify why these expenses associated with the IPO are described separately or advise.

Our Products, page 56

7.  On page 43 you state that the Mudra Band is expected to ship in the second quarter of 2022, but disclose on page 56 that the Mudra Band is expected to ship in the first quarter of 2022.  Please reconcile or advise.

Limitations on the Right to Own Securities in Our Company, page 91

8.  You disclose that "There are no limitations on the right to own our securities."  However, the description of your warrants and pre-funded warrants describes beneficial ownership limitations above certain thresholds.  Please revise or advise.

Description of the Securities We are Offering
Warrants, page 93

9.  We note on your cover page that you state the "assumed" exercise price of each warrant will be $6.20, 100% of the public offering price per Unit.  However, on page 93 you do not refer to an assumed exercise price and instead state that the exercise price of your warrants "is $6.20 per share, which is 100% of the public offering price."  Clarify the exercise price of your warrants and how it will be determined.  For example, if the exercise price is to be 100% of the public offering price of a Unit, revise so this is clearly stated.

Consolidated Financial Statements
Note 4. Commitments and Contingencies, page F-12

10.  Please clarify the nature of the contingencies related to the IIA and IMEI grants by defining the term "entitled future sales," including describing the entitlements, sales thresholds and time-lines, if any.

Note 6. Shareholders' Deficit
b. Share-based compensation, page F-14

11.  We note you have an estimated offering price.  As previously requested please provide us an analysis explaining the reasons for the differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price for all equity related transactions through the effectiveness date of the registration statement.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.  Please contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Mitchell Austin, Staff Attorney, at (202) 551-3574 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:     Oded Har-Even